September 8, 2025

Andrea Bernatova
Chief Executive Officer
Dynamix Corp III
1980 Post Oak Blvd., Suite 100
PMB 6373
Houston, TX 77056

       Re: Dynamix Corp III
           Registration Statement on Form S-1
           Filed August 12, 2025
           File No. 333-289517
Dear Andrea Bernatova:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 12, 2025
Cover Page

1. Please revise the cover page to disclose any limitations on redemption rights. In this regard, we note your disclosure on page 36 regarding limitation on redemption rights.
       Refer to Item 1602(a)(2) of Regulation S-K.
2.     When discussing the amount of compensation received or to be received, please
       include any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. Please revise to clearly disclose the extent to which such compensation and securities issuances, including the cashless exercise of the private placement warrants along with the private placement warrants issuable with the working capital loans, may result in a material dilution of the
       purchasers    equity interests. Please revise your compensation
disclosure to also
       address promoters. Please also provide a cross-reference to all relevant sections in the
 September 8, 2025
Page 2

       prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation S-K.
3. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See
       Item 1602(a)(5) of Regulation S-K.
4. When discussing the Class B ordinary shares, please revise to clarify that the class B ordinary shares will have the right to vote on the appointment or removal of directors.
5. Please revise to describe the permitted withdrawals from the trust account.
Prospectus Summary
Our Sponsor, page 8

6. In your compensation table here and on page 118, please revise to include both the anti-dilution adjustment of the founder shares upon conversion at the time of the business combination and any other adjustment to maintain the 25% founder share interest in the event of a change in the size of the offering. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and
       Item 1603(a)(6) of Regulation S-K.
7. Please include in the tabular disclosure beginning on pages 9 and120 the lock-up agreement with the underwriters as disclosed on page 197. See Item 1603(a)(9) of
       Regulation S-K.
Our Management and Board of Directors, page 10

8. Please revise the disclosure on page 10 regarding your management team to clearly disclose for each prior SPAC any extensions and redemption levels in connection with any extension and/or business combination. See Item 1603(a)(3) of Regulation S-K.
Ability to extend time to complete business combination, page 29

9. Please revise to disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation
       S-K.
Anticipated expenses and funding sources, page 29

10. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K.
       In this regard, we note your disclosures that you intend to effectuate your initial business combination using, among other sources, the proceeds of the sale of your securities in connection with your initial business combination and that you intend to target businesses larger than you could acquire with the net proceeds of this offering and the sale of the private placement warrants.
 September 8, 2025
Page 3

Risk Factors
If we are deemed to be an investment company . . ., page 59

11. We note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that you do not believe your anticipated principal activities will subject you to the investment
       Company Act under the applicable laws and regulations. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.
Underwriting, page 197

12. Please revise the underwriter's compensation table to include the private placement warrants. In this regard, we note on page 27 that FINRA has deemed the placement warrants as compensation. Please refer to Item 508(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Evan M. D'Amico